UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sensus Healthcare, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

81728J109

(CUSIP Number)

Edwin L. Solot, Jr.

10940 Wilshire Boulevard

Suite 1600 PMG #874

Los Angeles, CA 90024

(310) 471-6634

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81728J109

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edwin L. Solot, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
1,522,081
	6.	SHARED VOTING POWER
11,200 (1)
	7.	SOLE DISPOSITIVE POWER
1,522,081
	8.	SHARED DISPOSITIVE POWER 11,200 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,533,281
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.36% (2)
12.	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	Represents shares of the issuer’s common stock held of record by the reporting person’s spouse. The reporting person may be deemed to be the beneficial owner of such shares.
(2)	Based on 16,382,404 shares of the issuer’s common stock outstanding as of November 3, 2023, as reported on the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2023.

Item 1.

(a)	Name of Issuer Sensus Healthcare, Inc.

(b)	Address of Issuer’s Principal Executive Offices 851 Broken Sound Pkwy., NW #215 Boca Raton, FL 33487

Item 2.

(a)	Name of Person Filing Edwin L. Solot, Jr.

(b)	Address of the Principal Office or, if none, residence 10940 Wilshire Boulevard Suite 1600 PMG #874 Los Angeles, CA 90024

(c)	Citizenship

United States

(d)	Title of Class of Securities

Common Stock, par value $0.01

(e)	CUSIP Number 81728J109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,533,281

(b)	Percent of class: 9.36%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,522,081

(ii)	Shared power to vote or to direct the vote: 11,200 (1)

(iii)	Sole power to dispose or to direct the disposition of: 1,522,081

(iv)	Shared power to dispose or to direct the disposition of: 11,200 (1)

(1)	Represents shares of the issuer’s common stock held of record by the reporting person’s spouse. The reporting person may be deemed to be the beneficial owner of such shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2024	/s/ Edwin L. Solot, Jr.
Edwin L. Solot, Jr.